

December 20, 2023

David Thompson
Chief Financial Officer
CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010

> **Re: CIM Opportunity Zone Fund, L.P.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed November 6, 2023**
> **File No. 000-56544**

Dear David Thompson:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 4 to Registration Statement on Form 10 filed November 6, 2023

Certain Relationships and Related Transactions, page 61

1. We note your response to prior comment 3. Please revise the disclosure in the filing consistent with your response.

2. Summary of Accounting Policies
Basis of Presentation, page F-8

2. We have considered your responses in relation to the application of ASC 946. Based on the facts and circumstances outlined within your responses, it is not clear that you have committed to your investors that the business purpose and only substantive activities of the Fund are investing funds solely for capital appreciation, investment income, or both. As such, we cannot agree with the Company's determination that it meets the fundamental characteristics of an investment company under ASC 946. Please amend your filing accordingly.

David Thompson
CIM Opportunity Zone Fund, L.P.
December 20, 2023
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Raphael M. Russo, Esq.